Exhibit E

CO-SALE AGREEMENT

THIS CO-SALE AGREEMENT (this “Agreement”) is being executed and delivered as a deed on July 20, 2022, by and among:

1.	Hainan Oriental Jiechuang Investment Partnership (Limited Partnership), a company incorporated and existing under the laws of the PRC (“Jiechuang”);

2.	Australia Wanda International Company Limited, a company incorporated and existing under the laws of Hong Kong (“Wanda”, together with Jiechuang, the “Investors”);

3.	Peak Asia Investment Holdings V Limited, a company incorporated and existing under the laws of the British Virgin Islands (“ADV”);

4.	Seefar Global Holdings Limited, a company incorporated and existing under the laws of the British Virgin Islands (“BVI1”); and

5.	Jubilee Set Investments Limited, a company incorporated and existing under the laws of the British Virgin Islands (“BVI2”, together with ADV and BVI1, the “Right Holders”).

Each of the parties to this Agreement is referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

A.           The Parties hold or will hold certain ordinary shares of Aesthetic Medical International Holdings Group Limited (the “Company”) as of the effectiveness of this Agreement and are parties to that certain Shareholders Agreement of the Company dated as of or around the date hereof.

B.            The Investors wish to grant to the Right Holders the rights and privileges set forth herein.

WITNESSETH

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties intending to be legally bound hereto hereby agree as follows:

1.             Definitions.

1.1           The following terms shall have the meanings ascribed to them below:

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, Controls, is Controlled by or is under common Control with such Person. In the case of ADV, the term “Affiliate” also includes (v) any direct or indirect shareholder of ADV, (w) any of such shareholder’s or ADV’s general partners, (x) the fund manager managing such shareholder or ADV (and general partners and officers thereof) and other funds managed by such fund manager, and (y) trusts controlled by or for the benefit of any such Person referred to in (v), (w) or (x).

“AIH Shares” means the Ordinary Shares of the Company, par value US$0.001per share, including those Ordinary Shares represented by American Depositary Shares.

“Business Day” means a day (other than a Saturday, a Sunday, a bank holiday or a public holiday) on which banks are open for business in Hong Kong, Beijing, and New York, New York.

“Change of Control” shall be deemed to have occurred if (a) there is a transaction or series of related transactions in which a person, or a group of related persons, acquires AIH Shares representing more than fifty percent (50%) of the outstanding voting power of the Company, (b) Jiechuang and Wanda collectively cease to hold, or control the exercise of, directly or indirectly, AIH Shares representing at least sixteen percent (16%) of the outstanding voting power of the Company, or (c) Jiechuang and Wanda cease to, directly or indirectly, have the right to control or have the power to control the composition of a majority of the board of directors (or the equivalent) of the Company.

“Control” of a given Person means the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; provided, that such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the voting equity of such Person or power to control the composition of a majority of the board of directors of such Person. The terms “Controlled” and “Controlling” have meanings correlative to the foregoing.

“Encumbrance” means any pledge, charge, lien, mortgage, debenture, hypothecation, security interest, pre-emption right, right of first refusal, option or any other encumbrance or third party right or claim of any kind or any agreement to create any of the above.

“Fully-Diluted Basis” shall mean after taking into account all outstanding AIH Shares and assuming the exercise, conversion or exchange of all options, warrants, convertible or exchangeable securities and similar rights and issuance of all AIH Shares that the Company is obligated to issue thereunder.

“Governmental Authority” means any government of any nation or any federation, province or state or any other political subdivision thereof; any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including without limitation, any government authority, agency, department, board, commission or instrumentality of the United States, PRC or any other country, or any political subdivision thereof, any court, tribunal or arbitrator, and any self-regulatory organization.

“Governmental Order” means any applicable order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction or other similar determination or finding by, before or under the supervision of any Governmental Authority.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“HKIAC” means the Hong Kong International Arbitration Centre.

“Lafang” means Lafang China Co., Ltd. (拉芳家化股份有限公司), a joint stock limited company registered and validly existing under the laws of China, with the unified social credit code 91440500734127713X, and whose registered address is 324 National Road, Chaonan District, Shantou City Lafang Industrial City, Xinqing Road Section.

“Lafang Parties” means Lafang and its Affiliates (which, for the avoidance of doubt, shall include Jiechuang, Wanda and their respective Affiliates), and “Lafang Party” means any one of them.

“Law” or “Laws” means any and all provisions of any applicable constitution, treaty, statute, law, regulation, ordinance, code, rule, or rule of common law, any governmental approval, concession, grant, franchise, license, agreement, directive, requirement, or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority, in each case as amended, and any and all applicable Governmental Orders.

“Person” means any individual, corporation, partnership, limited partnership, proprietorship, association, limited liability company, firm, trust, estate or other enterprise or entity.

“PRC” means the People’s Republic of China, but solely for the purposes of this Agreement, excluding Hong Kong, the Macau Special Administrative Region and the islands of Taiwan.

“Third Party Purchaser” means any Person who is not a Lafang Party.

“Transfer” means, in relation to an AIH Share, any sale, assignment, transfer, grant of any Encumbrance or declaration of trust over, or other disposal, or grant to any person, of any right or interest in, that AIH Share, and/or in any of the economic or voting rights in relation to that AIH Share, or any binding agreement to carry out any of the above actions.

1.2           Other Defined Terms. The following terms shall have the meanings defined for such terms in the Sections set forth below:

ADV	Preamble
Agreement	Preamble
Company	Recitals
Co-Sale AIH Shares	2.1(iv)
Co-Sale Exercise Period	2.1(iv)
Co-Sale Offer	2.1(i)
Dispute	3.5(i)
HKIAC Rules	3.5(i)
Investors	Preamble
Jiechuang	Preamble
Offered AIH Shares	2.1(ii)
Party	Preamble
Purchaser	2.1(i)
Right Holders	Preamble
Wanda	Preamble

1.3           Interpretation. For all purposes of this Agreement, except as otherwise expressly herein provided, (i) the terms defined in this Section 1 shall have the meanings assigned to them in this Section 1 and include the plural as well as the singular, (ii) all references in this Agreement to designated “Sections” and other subdivisions are to the designated Sections and other subdivisions of the body of this Agreement, (iii) pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms, (iv) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision, (v) all references in this Agreement to designated Schedules, Exhibits and Appendices are to the Schedules, Exhibits and Appendices attached to this Agreement, (vi) references to this Agreement, and any other document shall be construed as references to such document as the same may be amended, supplemented or novated from time to time, (vii) the term “or” is not exclusive, (viii) the terms “shall,” “will,” and “agrees” are mandatory, and the term “may” is permissive, (ix) the phrase “directly or indirectly” means directly, or indirectly through one or more intermediate Persons or through contractual or other arrangements, and “direct or indirect” has the correlative meaning, (x) nothing in this Agreement shall be construed to restrict any transfer of securities of the Company now or hereafter owned or held by the Right Holders unless it is hereby restricted, (xi) the headings used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement, (xii) references to laws include any such law modifying, re-enacting, extending or made pursuant to the same or which is modified, re-enacted, or extended by the same or pursuant to which the same is made, and (xiii) all references to dollars or to “US$” are to currency of the United States of America.

1.4           Effective Date. Subject to Section 3.1, this Agreement shall be effective on and from the date when Jiechuang and/or Wanda acquires any AIH Shares.

2.             Co-Sale Rights.

2.1           Right of Co-Sale.

(i)          If any Investor directly or indirectly proposes to Transfer any AIH Shares or any interest therein to one or more third parties, such Investor shall not effect such Transfer without first procuring that the prospective transferee (“Purchaser”) makes an offer to the Right Holders (a “Co-Sale Offer”) in writing.

(ii)         The Co-Sale Offer shall specify: (i) a description and number of the AIH Shares to be Transferred by such Investor to the Purchaser (the “Offered AIH Shares”), (ii) the maximum number of AIH Shares that each Right Holder is entitled to Transfer to the Purchaser pursuant to this Section 2.1, (iii) the identity and address of the Purchaser and its ultimate beneficial owner, (iv) the consideration and the material terms and conditions upon which the proposed Transfer is to be made (which shall be no less favourable than the price and terms and conditions offered to such Investor), and (v) that the Right Holders shall have the right (but not the obligation to) accept the Co-Sale Offer.

(iii)        The maximum number of AIH Shares that each Right Holder may elect to sell shall be equal to its pro rata share of the Offered AIH Shares, which shall be equal to the product obtained by multiplying (a) the aggregate number of the Offered AIH Shares, multiplied by (b) a fraction, the numerator of which is the number of AIH Shares owned by such Right Holder on the date of the Co-Sale Offer and the denominator of which is the total number of AIH Shares owned or deemed to be owned by all Investors and the Right Holders on the date of the Co-Sale Offer (on a Fully-Diluted Basis), provided, however that if the proposed Transfer (for the avoidance of doubt, inclusive of the number of AIH Shares that the Right Holders may elect to sell pursuant to the Co-Sale Offer) constitutes a Change of Control to a Third Party Purchaser, the Right Holders may include all of its AIH Shares in such Transfer, provided, further that, in connection with a Change of Control to a Third Party Purchaser, if a Right Holder fails to include all of its AIH Shares or includes only some but not all of its AIH Shares, such Right Holder’s right of co-sale pursuant to this Agreement shall immediately terminate upon the expiration of the Co-Sale Exercise Period (as defined below).

(iv)       Each Right Holder shall notify the Purchaser in writing within fourteen (14) days following the date of the Co-Sale Offer (“Co-Sale Exercise Period”) of its intention to accept or decline the Co-Sale Offer, failing which it shall be deemed to have declined the Co-Sale Offer. Each Right Holder’s notice to the Purchaser shall indicate the number of AIH Shares it wishes to sell to the Purchaser pursuant to the Co-Sale Offer (such AIH Shares, the “Co-Sale AIH Shares”). If such Right Holder accepts the Co-Sale Offer, completion of the sale and purchase of the Offered AIH Shares shall be conditional on the concurrent completion of the sale and purchase of the Co-Sale AIH Shares to the Purchaser.

(v)        Each Investor shall cooperate in good faith to take all actions necessary to complete the concurrent sale and purchase of the Offered AIH Shares and the Co-Sale AIH Shares within ten (10) calendar days after the acceptance of the Co-Sale Offer by the Purchaser (subject to any reasonable extensions for any regulatory approval processes), including:

(a)           the execution of all relevant corporate authorisations and transfer documentation;

(b)           the application for all required approvals, authorisations or consents required by any Governmental Authority or under applicable law in order to give effect to the sale and purchase of the Offered AIH Shares and the Co-Sale AIH Shares; and

(c)           the making of all required filings and notifications under applicable law.

(vi)        To the extent that any prospective purchaser prohibits the participation by any Right Holder from exercising its co-sale rights hereunder in a proposed Transfer or otherwise refuses to purchase the AIH Shares which a Right Holder has elected to sell, such Investor shall not Transfer any AIH Shares to such prospective purchaser.

(vii)       If any Transfer of Offered AIH Shares is not consummated within sixty (60) days after receipt of the Co-Sale Offer by the Right Holders, the Investor proposing the Transfer of Offered AIH Shares may not Transfer any AIH Shares unless it first complies in full with each provision of this Clause 2.

(viii)      Each Right Holder agrees to act in good faith to consider all representations, warranties, covenants and indemnities that the Purchaser may reasonably request in connection with the Co-Sale Offer. Notwithstanding the above, ADV and the Investors agree and acknowledge that, solely with respect to ADV, (a) it is not and has never been the controlling shareholder of the Company and is not in a position to provide any risk mitigants to the Purchaser that is above and beyond what a typical seller in such circumstance would customarily provide to the purchaser in similar transactions, (b) it will not be required to provide any guarantee in connection with the financial performance of the Company, and (C) it is under no legal obligation whatsoever to agree to any such request from the Purchaser.

(ix)        The Right Holders’ co-sale right hereunder shall not apply to the following Transfer of AIH Shares by an Investor:

(a)            sale, transfer or assignment of AIH Shares through public trading market (for the avoidance of doubt, excluding block trades or private resale);

(b)           sale, transfer or assignment of up to a total of 2% of AIH Shares during the term of this Agreement;

(c)            sale, transfer or assignment of AIH Shares to any Affiliate of such Investor, provided that (A) a written notice thereof is provided to the Right Holders within seven (7) days, and (B) such Affiliate shall be bound by the terms of this Agreement with effect from the date of such sale, transfer or assignment, and the relevant Investor shall ensure that such Affiliate complies with the terms of this Agreement. For the avoidance of doubt, any direct or indirect transfer by any Investor on the one hand and to Hawyu (HK) Limited and/or any Lafang Party on the other hand shall be deemed to be a “Transfer”;

(d)            indirect Transfer of AIH Shares by way of Transfer of equity interests in Jiechuang by Shenzhen Capital Group Co., Ltd., Shenzhen Capital M&A Fund Management (Shenzhen) Co., Ltd. (深创投并购基金管理（深圳）有限公司), Shenzhen Shenlan United Equity Investment Fund Management Co., Ltd. (深圳市深蓝联合股权投资基金管理有限公司) and Zhengzhou Baibao Supply Chain Management Co., Ltd. (郑州百宝供应链管理有限公司);

(e)            sale, transfer or assignment of AIH Shares pursuant to a bona fide employee incentive plan for the management members of the Company which is duly approved by the Company;

(f)            transfer or assignment of AIH Shares pursuant to the winding up, dissolution of the Company or any Governmental Order by which the Investor is bound to make a Transfer; and

(g)            sale, transfer or assignment of AIH Shares pursuant to a binding and non-appealable judicial order or verdict (for the avoidance of doubt, excluding a judicial order or verdict for related party transactions or sham transactions).

2.2           Anti-Avoidance

Except as otherwise provided herein, the Parties agree that the Right Holders’ co-sale rights set out in this Clause 2 in respect of any Transfer by any Investor shall not be avoided by the holding of any AIH Shares indirectly through a company or other entity that can itself be sold in order to dispose of an interest in the AIH Shares free of such restrictions. Except as otherwise provided herein, (a) any direct or indirect Transfer of AIH Shares or other equity securities in the Company of an Investor, and (b) any direct or indirect Transfer of shares or other equity securities resulting in a change of Control of any company (or other entity) having Control over that Investor shall be treated as a Transfer of the AIH Shares held by that Investor, and the provisions of this Agreement that apply in respect of the Transfer of AIH Shares shall apply to the AIH Shares subject to such Transfer.

3.             Miscellaneous.

3.1           Termination. Unless otherwise agreed between a Right Holder and Investors, this Agreement shall terminate on earlier of the date that (a) the Investors collectively hold less than 5% of AIH Shares; (b) solely with respect to a Right Holder, (i) such Right Holder and its Affiliates cease to hold any AIH Shares; or (ii) pursuant to the last proviso in Clause 2.1(iii); and (c) the Parties to terminate this Agreement by mutual consent. If this Agreement terminates, the Parties shall be released from their obligations under this Agreement, except for accrued obligations and in respect of any obligation stated, explicitly or otherwise, to continue to exist after the termination of this Agreement. If any Party breaches this Agreement before the termination of this Agreement, it shall not be released from its obligations arising from such breach on termination.

3.2           Further Assurances. Upon the terms and subject to the conditions herein, each of the Parties hereto agrees to use its reasonable best efforts to take or cause to be taken all action, to do or cause to be done, to execute such further instruments, and to assist and cooperate with the other Parties hereto in doing, all things necessary, proper or advisable under applicable laws or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

3.3           Assignments and Transfers; No Third Party Beneficiaries. Except as otherwise provided herein, this Agreement and the rights and obligations of the Parties hereunder shall inure to the benefit of, and be binding upon, their respective successors, permitted assigns and legal representatives, but shall not otherwise be for the benefit of any third party. Unless otherwise prohibited, the rights of the Right Holders hereunder are assignable (together with the related obligations) in connection with the transfer of AIH Shares held by the Right Holders to their respective Affiliates. Except as provided in the preceding sentence, this Agreement and the rights and obligations of each other Party hereunder shall not otherwise be assigned or Transferred without the mutual written consent of the other Parties except as expressly provided herein.

3.4           Governing Law. This Agreement shall be governed by and construed under the laws of Hong Kong, without regard to principles of conflict of laws thereunder.

3.5           Dispute Resolution.

(i)          Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Agreement, or the interpretation, breach, termination, validity or invalidity thereof, shall be settled by arbitration in Hong Kong under the Hong Kong International Arbitration Centre Administered Arbitration Rules (“HKIAC Rules”) in force when the Notice of Arbitration is submitted in accordance with the HKIAC Rules

(ii)         There shall be three (3) arbitrators appointed in accordance with the HKIAC Rules.

(iii)        The arbitral proceedings shall be conducted in English. To the extent that the HKIAC Rules are in conflict with the provisions of this Section, including without limitation, the provisions concerning the appointment of the arbitrators, the provisions of this Section shall prevail.

(iv)        The award of the arbitral tribunal shall be final and binding upon the parties thereto, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.

(v)         The arbitral tribunal shall decide any Dispute submitted by the parties to the arbitration strictly in accordance with the substantive Laws of Hong Kong (without regard to principles of conflict of Laws thereunder) and shall not apply any other substantive Law.

(vi)        Any party to the Dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

(vii)       During the course of the arbitral tribunal’s adjudication of the Dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

3.6           Notices. Each notice, demand or other communication given or made under this Agreement shall be in writing in English and delivered or sent to the relevant Party at its address, fax number or email address set out below (or such other address, fax number or email address as the addressee has by five days’ prior written notice specified to the other Parties). Any notice, demand or other communication given or made by letter between countries shall be delivered by air mail. Any notice, demand or other communication so addressed to the relevant Party shall be deemed to have been delivered, (a) if delivered in person or by messenger, when proof of delivery is obtained by the delivering party; (b) if sent by post within the same country, on the third day following posting, and if sent by post to another country, on the seventh day following posting; (c) if given or made by fax, upon dispatch and the receipt of a transmission report confirming dispatch; and (d) if given or made by email, at the time of transmission. The initial address, email address and facsimile for each Party for the purposes of this Agreement are set out in Schedule A hereto (or at such other address as such Party may designate by five (5) days’ advance written notice to the other Parties to this Agreement given in accordance with this Section).

3.7           Rights Cumulative; Specific Performance. Each and all of the various rights, powers and remedies of a Party hereto will be considered to be cumulative with and in addition to any other rights, powers and remedies which such Party may have at law or in equity in the event of the breach of any of the terms of this Agreement. The exercise or partial exercise of any right, power or remedy will neither constitute the exclusive election thereof nor the waiver of any other right, power or remedy available to such Party. Without limiting the foregoing, the Parties hereto acknowledge and agree irreparable harm may occur for which money damages would not be an adequate remedy in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.

3.8           Severability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. If, however, any provision of this Agreement shall be invalid, illegal, or unenforceable under any such applicable law in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such law, or, if for any reason it is not deemed so modified, it shall be invalid, illegal, or unenforceable only to the extent of such invalidity, illegality, or limitation on enforceability without affecting the remaining provisions of this Agreement, or the validity, legality, or enforceability of such provision in any other jurisdiction.

3.9           Amendments and Waivers. Any provision in this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by the written consent of the Parties.

3.10         No Waiver. Failure to insist upon strict compliance with any of the terms, covenants, or conditions hereof will not be deemed a waiver of such term, covenant, or condition, nor will any waiver or relinquishment of, or failure to insist upon strict compliance with, any right, power or remedy hereunder at any one or more times be deemed a waiver or relinquishment of such right, power or remedy at any other time or times.

3.11         Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any Party under this Agreement, upon any breach or default of any other Party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

3.12         No Presumption. The Parties acknowledge that any applicable law that would require interpretation of any claimed ambiguities in this Agreement against the Party that drafted it has no application and is expressly waived. If any claim is made by a Party relating to any conflict, omission or ambiguity in the provisions of this Agreement, no presumption or burden of proof or persuasion will be implied because this Agreement was prepared by or at the request of any Party or its counsel.

3.13         Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile and e-mailed copies of signatures shall be deemed to be originals for purposes of the effectiveness of this Agreement.

3.14        Entire Agreement. This Agreement constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

3.15        Use of English Language. This Agreement has been executed and delivered in the English language. Any translation of this Agreement into another language shall have no interpretive effect. All documents or notices to be delivered pursuant to or in connection with this Agreement shall be in the English language or, if any such document or notice is not in the English language, accompanied by an English translation thereof, and the English language version of any such document or notice shall control for purposes thereof.

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IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute and deliver this Agreement as a deed on the date and year first above written.

Executed and delivered as a Deed by

As director for and on behalf of HAINAN ORIENTAL JIECHUANG INVESTMENT PARTNERSHIP
Director in the presence of:

Name of witness:

Address:

Executed and delivered as a Deed by

As director for and on behalf of AUSTRALIA WANDA INTERNATIONAL COMPANY LIMITED
Director in the presence of:

Name of witness:

Address:

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute and deliver this Agreement as a deed as of the date and year first written above.

Executed and delivered as a Deed by

As director for and on behalf of PEAK ASIA INVESTMENT HOLDINGS V LIMITED
Director in the presence of:

Name of witness:

Address:

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute and deliver this Agreement as a deed on the date and year first above written.

Executed and delivered as a Deed by

As director for and on behalf of SEEFAR GLOBAL HOLDINGS LIMITED
Director in the presence of:

Name of witness:

Address:

Executed and delivered as a Deed by

As director for and on behalf of JUBILEE SET INVESTMENTS LIMITED
Director in the presence of:

Name of witness:

Address:

SCHEDULE A

Notice Details

Party	Notice Details
Jiechuang and Wanda	Address: 1601B, Humon Land Building, intersection of Qiaoxiang Road and Qiaocheng East Road, Futian District, Shenzhen, Guangdong Attention: Wu Binhua
ADV	Address: c/o ADV Partners Limited, Unit 714, Level 7, Core F, Cyberport 3, 100 Cyberport Road, Cyberport, Hong Kong Attention: ADV Operations (Project Cixi) Email: operations@advpartners.com
BVI1 and BVI2	Address: Shenzhen Peng Ai Medical Aesthetic Hospital, No. 1122 Nanshan Avenue, Nanshan District, Shenzhen, Guangdong Attention: Zhou Pengwu Email: zhoupengwu@pengai.com.cn